United States securities and exchange commission logo





                             February 29, 2024

       Timothy Babich
       Chief Executive Officer
       Golden Arrow Merger Corp.
       10 E. 53rd Street, 13th Floor
       New York, NY 10022

                                                        Re: Golden Arrow Merger
Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed February 2,
2024
                                                            File No. 333-276849

       Dear Timothy Babich:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Form S-4 filed February 2, 2024

       Cover Page

   1. Please revise here and throughout the registration statement to disclose the conversion mechanism, including
the exchange ratio, as well as the number of shares of common stock, RSUs or warrants
of the Post-Combination Company, as applicable, that each of the following securities
would convert into at the closing of the business combination:

                                                              shares of Bolt
Threads common stock;
                                                              options to
purchase Bolt Threads common stock;
                                                              awards of
restricted stock units relating to shares of Bolt Threads Common Stock granted under Bolt
Threads    existing equity plans;
                                                              warrants to
purchase Bolt Threads preferred stock; and
                                                              shares of Class B
common stock of GAMC.

                                                        Further, please
disclose the total outstanding principal and accrued interest under the
                                                        Company Convertible
Notes, the shares of Bolt Threads preferred stock, the number of
 Timothy Babich
FirstName LastNameTimothy
Golden Arrow Merger Corp. Babich
Comapany29,
February  NameGolden
            2024      Arrow Merger Corp.
February
Page 2 29, 2024 Page 2
FirstName LastName
         Class B common stock of GAMC, the number of options to purchase Bolt Threads common stock, the number of awards of restricted stock units relating to shares of Bolt
         Threads Common Stock granted under Bolt Threads    existing equity
plans, and the
         number of warrants to purchase Bolt Threads preferred stock that are currently outstanding.
2. Please revise to disclose the date by which you must complete the business combination or liquidate. Please also disclose the per share merger consideration as of a recently practicable date.
3. Please revise the prospectus cover page to disclose the expected ownership percentages in the combined company of the PIPE investors. Please also clarify whether the total expected ownership of the Sponsor following the transaction is inclusive of any investments the Sponsor plans to make through the financing transactions, such as the
         PIPE investment.
4. We note your disclosure on page 52 that the Post-Combination Company directors and
         executive officers and their affiliates    may be able to exercise
significant influence over
         matters requiring stockholder approval    and that is these
stockholders act together, they
         could    use their voting influence    to maintain, support or reject
proposals that are subject
         to stockholder approval. Please disclose on the cover page and in the prospectus summary
         whether you will be a    controlled company    as defined under the
relevant Nasdaq listing
         rules and, if so, whether you intend to rely on any exemptions as a controlled company. If applicable, please include risk factor disclosure that discusses the effect, risks and uncertainties of being designated a controlled company, including but not limited to, the result that you may not elect to comply with certain corporate governance requirements.
Questions and Answers about the Business Combination, page 8

5. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
Q: Why is GAMC proposing the Business Combination Proposal?, page 9

6. We note your disclosure that GAMC stockholders elected to redeem 26,649,519 shares of
         GAMC Class A common stock in connection with the shareholder vote to approve the
         First Extension on March 15, 2023 and the redemption of 1,522,544 shares of GAMC
         Class A common stock in connection with the vote to approve the Second Extension on
         December 12, 2023. Please amend your disclosure in the summary, risk factors, and where appropriate throughout your filing, to disclose the percentage of stockholder redemptions relative to total shares outstanding as of the date of your filing. Timothy Babich
FirstName LastNameTimothy
Golden Arrow Merger Corp. Babich
Comapany29,
February  NameGolden
            2024      Arrow Merger Corp.
February
Page 3 29, 2024 Page 3
FirstName LastName
Q. How much dilution may non-redeeming GAMC stockholders experience in connection with the Business Combination and what equity stake.., page 11

7. Please revise to disclose the total potential ownership in the Post-Combination Company of public stockholders, the Sponsor and GAMC Independent Directors, Former Bolt
         Threads Securityholders, and others, assuming the exercise and conversion of all securities.
8. Please revise to disclose the effective underwriting fees to be paid to BTIG on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
9. We note your disclosure on page 61 relating to the per share value of the Post-
         Combination Company common stock. Revise your disclosure in this section and on page
         61 to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including at least one interim redemption level, taking into account not only the money in the trust account, but the post-transaction equity value of the combined company.
10. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including any earnout shares and convertible securities at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions. Please also revise your risk factor disclosure on page 51 accordingly.
Q: What vote is required to approve the proposals presented at the special meeting of stockholders?, page 13

11. Please revise to clarify that the proposal for the election of directors who will be the directors of the combined company after the business combination is a proposal that can only be approved by the holders of GAMC Class B common stock, and explain that the
         Sponsor and other Initial Stockholders hold such shares.
Q. What interests do GAMC's current officers and directors have in the Business Combination?, page 14

12. Please revise to disclose the price per share paid by the Sponsor and officers and directors of GAMC for the Founder Shares. Please also disclose any out-of-pocket expenses incurred by the GAMC Board.
Q. Did the GAMC Board obtain a third-party valuation or fairness opinion in determining whether to proceed with the Business Combination?, page 15

13. We note that you did not obtain a third-party valuation or fairness opinion in connection
 Timothy Babich
FirstName LastNameTimothy
Golden Arrow Merger Corp. Babich
Comapany29,
February  NameGolden
            2024      Arrow Merger Corp.
February
Page 4 29, 2024 Page 4
FirstName LastName
         with your determination to approve the Business Combination. Please disclose any discussions related to obtaining a fairness opinion for the business combination and discuss the basis for the GAMC Board determining it was not necessary to obtain a fairness opinion for the business combination.
Summary of the Proxy Statement/Prospectus, page 21

14. Please amend your disclosure to provide a diagram of the post-business combination structure of the combined company, including ownership percentages of the relevant parties.
Cautionary Note Regarding Forward-Looking Statements, page 32

15.      We note your statements on this page that investors    should not
place undue reliance    on
         the forward-looking statements in deciding how to vote their shares of GAMC common stock on the proposals set forth in the proxy statement. Please revise this statement to remove any implication that investors are not entitled to rely on disclosure in your registration statement.
Risk Factors, page 34

16. Disclose the material risks to unaffiliated investors presented by taking Bolt Threads public through a business combination rather than an underwritten offering. For example, these risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
17. We note your disclosure on page 191 that the Proposed Certificate of Incorporation and
         Amended and Restated Bylaws will provide indemnification and advancement of
         expenses for the Post-Combination Company   s directors and officers
to the fullest extent
         permitted by the DGCL, subject to certain limited exceptions, which in some cases, "may be broader than the specific indemnification provisions contained under Delaware law."
         Please discuss the risk to investors stemming from these indemnification provisions.
We currently rely on a single manufacturing partner and manufacturing facility for the production of b-silk and in the future intend... , page 39

18.      We note from the service agreement with Laurus Bio filed as exhibit
10.22 that Laurus
         Bio has its registered offices in Bangalore, India. Please advise whether the Laurus Bio
         Facility is also located in Bangalore, and if so, revise to discuss risks related to the manufacture of b-silk in India.
19. We note your disclosure on page 39 that you "expect to enter into manufacturing agreements with multiple manufacturers to increase the supply of b-silk and limit [y]our reliance on any one manufacturing partner" and on page 140 that you are currently in the process of validating a second supplier and evaluating a third supplier. You also disclose
 Timothy Babich
Golden Arrow Merger Corp.
February 29, 2024
Page 5
         on page 40 that you "outsource the production of b-silk to third party manufacturing partners." Please revise to reconcile your disclosure, if true, to clarify that Bolt Threads currently relies on one manufacturing partner accordingly.
A limited number of customers, distributors and collaboration partners account for a material portion of our revenue and they may.., page 40

20. We note your disclosure that "for the year ended December 31, 2022 and the nine months ended September 30, 2023, [y]our top four customers accounted for 99% of [y]our total revenue." You also disclose that all purchase orders made by customers occurred under specified multi-year minimum contractual purchase obligations. Please revise to provide a breakdown of the percentages that each of your top four customers accounted for of your total revenue, identify your top customers, and disclose whether these four customers are located in the same market, and if so, disclose the risks to investors stemming from market concentration. Please also provide a brief description of the material terms of your agreements with such customers, such as the minimum purchase requirements and termination provision. If material, please also file the agreements as exhibits to the registration statement as reqiured by Item 601(b)(10) of Regulation S-K, or explain to us why you believe you are not required to do so.
The Second Extension contravenes Nasdaq rules and, as a result, may lead Nasdaq to suspend trading..., page 54

21. We note your disclosure on page 54 that your Second Extension does not comply with
         Nasdaq listing rules and there is a risk that GAMC may be subject to delisting by Nasdaq if it does not complete the business combination by March 19, 2024. Please expand your disclosure to discuss how you plan to regain compliance with the Nasdaq listing requirements.
A new 1% U.S. federal excise tax could be imposed on GAMC..., page 65

22. Describe, if applicable, the risk that if existing SPAC investors elect to redeem their shares such that their redemptions would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.
The Proposed Certificate of Incorporation will provide, subject to limited exceptions, that the
Court of Chancery..., page 68

23. We note your disclosure that the forum selection provision in your Proposed Certificate of
       Incorporation may have the effect of discouraging lawsuits against the combined company
FirstName LastNameTimothy Babich
       and its directors, officers or other employees. Please revise this risk factor to disclose that
Comapany
       thereNameGolden
             is also a risk Arrow  Merger
                            that your forumCorp.
                                             selection provision may result in
increased costs for
       investors  to bring
February 29, 2024 Page 5   a claim.
FirstName LastName
 Timothy Babich
FirstName LastNameTimothy
Golden Arrow Merger Corp. Babich
Comapany29,
February  NameGolden
            2024      Arrow Merger Corp.
February
Page 6 29, 2024 Page 6
FirstName LastName
Basis of Pro Forma Presentation, page 71

24. Please revise your disclosures in the initial paragraph to comply with the presentation and recognition requirements in Article 11-02 of Regulation S-X. In this regard, we note your reference to adjustments being required to be factually supportable and expected to have a continuing impact on the results, which are inconsistent with the requirements in Article
         11-02 of Regulation S-X. As part of your response, confirm to us that you have reflected adjustments that are not expected to have a continuing impact and have disclosed as such in a note explaining the adjustment, as appropriate.
25. Please revise your tabular presentation regarding the post-combination ownership upon closing to only include those shares that will be outstanding and include all dilutive securities in a separate table or footnote disclosure by type and by holder. Also, separately present the shares to be acquired for the PIPE in accordance with the
         Subscription Agreements and separately present those shares to be acquired by related parties versus third parties. In this regard, it is unclear whether the no additional redemptions scenario appropriately considers the number of shares to be acquired under the Subscription Agreement with the Sponsor, as no additional public shares are redeemed. Address this comment for adjustment f to the pro forma balance sheets.
         Finally, ensure the note for the number of shares to be held by Bolt Threads securityholders clearly explains how the number of shares to be outstanding was calculated along with the disclosures for the dilutive securities. Address this comment for the same presentation presented elsewhere in the Form S-4.
Unaudited Pro Forma Condensed Combined Financial Information
Joint Venture, page 71

26. We note your disclosure that in December 2023, Bolt Threads entered into a nonbinding term sheet with a joint venture partner through which Bolt Threads expects to have the opportunity to monetize its intellectual property, equipment, and inventory related to
         Mylo. Please expand your disclosure relating to the joint venture, including but not limited to, the identity of the joint venture partner, date on which the parties entered into the term sheet, each parties' rights and obligations, any upfront fees and the aggregate amounts paid or received to date, and whether you expect to have a controlling interest.
Unaudited Pro Forma Condensed Combined Statement of Operations and Comprehensive Loss, page 78

27. Regarding adjustment cc, we note the disclosures provided on page F-103 that as of
         September 30, 2023, there is $15.4 million of unrecognized stock-based compensation expense for the RSUs, of which $8.5 million at the date of the liquidity event with $6.9 million to be recognized over the service period or when the performance condition is considered probable. As the liquidity event is considered met as of January 1, 2022, for the current pro forma presentation, provide an adjustment and related disclosure for the
 Timothy Babich
Golden Arrow Merger Corp.
February 29, 2024
Page 7
         additional compensation expense that would be recognized for the periods presented. The footnote disclosure should clearly explain how the adjustment was calculated.
28. Please include an adjustment for the remaining GMAC transaction costs that have not yet been recognized in the historical statement of operations. Refer to adjustment g to the pro forma balance sheets.
29. Please provide all of the disclosures required by ASC 260-10-50-1 for the basic and diluted per share computations for each period presented. Refer to
Article 11- 02(a)(9) of
         Regulation S-X for guidance.
The Background of the Business Combination, page 89

30. We note your disclosure on page 90 that representatives of GAMC considered and evaluated over 100 potential acquisition targets in a wide variety of industry sectors and engaged in discussions with owners or management team members of over 50 such potential targets. Please specify the number of potential targets that GAMC engaged in discussions with and expand your disclosure relating to the individuals and entities who contacted GAMC, the process by which GAMC's management narrowed down the pool of potential targets, and clarify whether Bolt Threads was included as of the more than fifty potential targets evaluated. Discuss the level of diligence GAMC performed in assessing each of the potential business combination targets and expand your disclosure relating to the Board's reasons for reaching its conclusion not to pursue each of the potential business combination targets.
31.      Please revise your disclosure to address the following issues:

            We note your disclosure on page 90 that "[f]rom the date of the IPO through October
          4, 2023, representatives of GAMC submitted non-binding letters of intent to two potential acquisition targets following evaluation of, and discussions with, each such potential acquisition target." Please revise to provide a more precise date of when representatives of GAMC submitted letters of interest to each of the potential acquisition targets and disclose the material terms of such letters of intent;
           Please expand your disclosure to discuss the basis of the GAMC board's conclusion that there was a substantial gap between GAMC and one of the targets on valuation without commissioning a fairness opinion;
           Please describe how Bolt Threads was identified as a potential target and by whom;
           Revise to discuss how the negotiation with Bolt Threads was initiated, including the dates on which BTIG contacted GAMC management to introduce Bolt Threads and the parties held an introductory call; and
           Please identify the individuals and/or parties who participated the meetings and
FirstName LastNameTimothy
          discussion described Babich
                                 throughout this section. By way of example
only, please identify
Comapany the
          NameGolden     Arrowwho
              representatives   Merger   Corp. in the introductory call to
explore the potential
                                    participated
          business
February 29,        combination.
             2024 Page  7
FirstName LastName
 Timothy Babich
FirstName LastNameTimothy
Golden Arrow Merger Corp. Babich
Comapany29,
February  NameGolden
            2024      Arrow Merger Corp.
February
Page 8 29, 2024 Page 8
FirstName LastName
32. We note your disclosure that Bolt Threads shared additional information with GAMC, including a corporate presentation and financial documents. Please expand your disclosure relating to the information shared with GAMC and clarify whether these materials included any draft projections.
33. We note your disclosure on page 91 that on August 13, 2023, GAMC and Bolt Threads executed a letter of intent which contemplated a pre-money enterprise value of Bolt
         Threads of $250 million, an earnout structure with respect to the shares to be issued to the
         Sponsor as transaction consideration, the lock-up applicable to Bolt Threads stockholders, and the terms under which Bolt Threads could raise additional capital upon signing of a transaction agreement. Please revise to describe how the GAMC Board arrived at an enterprise value of $250 million for Bolt Threads, including underlying assumptions. Please also disclose the consideration given by the GAMC Board to the other transaction features included in the LOI.
34.      We note that BTIG, who served as the underwriter in GAMC   s IPO,
acted as financial
         advisor to Bolt Threads in connection with the business combination. Please disclose when Bolt Threads engaged BTIG as its financial advisors, the scope of BTIG's role and any consideration or payment received by BTIG to serve as the financial adviser. We also refer to your disclosure that GAMC engaged CohnReznick to assist in performing tax and financial due diligence and assessed the risks of the proposed business combination.
         Please clarify whether CohnReznick prepared any financial due diligence that would constitute a "report, opinion or appraisal materially relating to the transaction" as described by Item 4(b) of Form S-4. If so, please provide us with your analysis and the information required by the item.
35.      We note that from August 21, 2023 to October 2, 2023, GAMC and Bolt
Threads
         exchanged drafts of the Business Combination Agreement, Bridge Financing Agreement
         and other ancillary agreements. You also disclose that the initial draft of the Business
         Combination Agreement circulated on August 21, 2023 incorporated the material terms set forth in the LOI and the preliminary transaction structure of the business combination that was discussed between the legal advisors. Please revise your disclosure to discuss in greater detail the negotiation of the key terms in the Business Combination Agreement and ancillary agreements. Revise to include a discussion of negotiations relating to the material terms of the transaction, including but not limited to the evolution of the transaction structure; merger consideration and equity value of Bolt Threads; lock-up agreements and earnout provisions; and post-closing governance terms. In your revised
         disclosure, please explain the reasons for such terms, each party   s
position on such issues,
         the proposals and counter-proposals made during the course of negotiations and drafts exchanged, and how you reached agreement on the final terms.
36. We note that GAMC's certificate of incorporation waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted
         GAMC's search for an acquisition target.
 Timothy Babich
FirstName LastNameTimothy
Golden Arrow Merger Corp. Babich
Comapany29,
February  NameGolden
            2024      Arrow Merger Corp.
February
Page 9 29, 2024 Page 9
FirstName LastName
37. We note your disclosure on page 92 that the initial draft of the Business Combination
         Agreement included the terms of the PIPE Financing. Please revise to disclose material details of the negotiation of the PIPE Financing, including who selected the potential PIPE investors, whether relationships the PIPE investors have to the SPAC, the sponsor, the target and its affiliates, and how the terms of the PIPE transaction were determined.
38. We note that in the course of your review of Bolt Threads, GAMC engaged Dr. Robert
         Bianchini on September 6, 2023 to perform business due diligence on Bolt Threads.
         Please clarify whether Mr. Bianchini had any prior relationships with
any of GAMC   s or
         Bolt Threads    directors and officers for which he received
compensation. Please clarify
         whether Dr. Bianchini prepared any due diligence report or work product in connection with his engagement. If so, please briefly describe such report or work product and
         provide us with your analysis of whether such report is a    report,
opinion or appraisal
         materially relating to the transaction,    as described by Item 4(b)
of Form S-4. If Item 4(b)
         applies to such report, please provide the information required by
Item 1015(b) of
         Regulation M-A.
39. We refer to your disclosure on page 93 that due to market conditions, the execution of the definitive agreements was postponed and the parties made certain amendments to the
         Business Combination Agreement, PIPE Subscription Agreements and Bridge Financing
         Agreement. Please expand your disclosure to discuss the market conditions referenced and include a detailed discussion of the negotiation of and the amendments made to the material terms of the various agreements.
40. We note your disclosure that BTIG will be issued Post-Combination Company common stock as partial compensation in lieu of deferred cash underwriting compensation
         otherwise due to BTIG at closing for underwriting GAMC   s IPO. Please
provide the
         following disclosure with respect to BTIG:

                We understand that BTIG, the sole underwriter in your SPAC IPO, intends to waive a portion of the deferred underwriting commissions that would otherwise be due to it upon the closing of the business combination. Please disclose how this partial waiver was obtained and why the partial waiver was agreed to.

                Please describe what relationship existed between BTIG and GAMC after the close of the IPO, including any financial or merger-related advisory services conducted by
              BTIG. For example, clarify whether BTIG had any role in the identification or evaluation of business combination targets.

                Disclose whether BTIG provided you with any reasons for the partial fee waiver. If there was no dialogue and you did not seek out the reasons why BTIG was partially waiving deferred fees, despite already completing their services, please indicate so in your registration statement. Further, revise the risk factor disclosure to explicitly clarify, if true, that BTIG has performed all of its obligations to obtain the fee and therefore is gratuitously waiving the right to be fully
compensated.
 Timothy Babich
FirstName LastNameTimothy
Golden Arrow Merger Corp. Babich
Comapany29,
February  NameGolden
            2024       Arrow Merger Corp.
February
Page 10 29, 2024 Page 10
FirstName LastName
The GAMC Board's Reasons for the Approval of the Business Combination, page 93

41. We note your disclosure on pages 93 and 94 that the GAMC Board considered a variety of uncertainties and risk and other potentially negative factors concerning the Business
         Combination. Please revise these disclosures to explain how each of these factors were considered by the GAMC Board.
42. We note your disclosure on page 94 regarding the interests of GAMC's directors and officers in the business combination. Please revise to highlight how the GAMC Board considered these material interests in negotiating and recommending the business combination.
The Business Combination Agreement, page 97

43. Please revise your list of representations and warranties to describe the material terms of each item rather than providing a summary list.
Conditions to Closing, page 105

44. Please revise the conditions to closing to disclose which conditions may be waived. For example, please disclose whether listing the Post-Combination Company securities on
         Nasdaq is a waivable closing condition. Please also revise your risk factors, as applicable, to address material risks related to closing conditions that may be waived.
Material U.S. Federal Income Tax Considerations of the Redemption Rights and the Business
Combination, page 111

45. We note that you provide a discussion of the tax consequences of only the exercise of redemption rights. Please amend your discussion to include the tax consequences of all of the transactions covered by this proxy/registration statement, including the merger. See
         Item 4(a)(6) of Form S-4.
Proposal No. 7 - The NASDAQ Proposal
Effect of Proposal on Current Stockholders, page 133

46. Please revise to further discuss the impact and risk to GAMC stockholders of the dilution resulting from the issuance of the shares of Post-Combination Company Common Stock and GAMC Class A Common Stock.
Information About Bolt Threads, page 137

47. We note your disclosure that you "estimate that silicone elastomers represent an over $3.3 billion dollar ingredient in beauty and personal care." Please expand your disclosure to discuss how you arrived at this figure, including disclosure of the products and services that are covered by the $3.3 billion estimate and the portion of this global market that you believe is currently addresable by your products given your current customer base. Please also revise to provide citations to referenced articles and reports, where appropriate.
 Timothy Babich
FirstName LastNameTimothy
Golden Arrow Merger Corp. Babich
Comapany29,
February  NameGolden
            2024       Arrow Merger Corp.
February
Page 11 29, 2024 Page 11
FirstName LastName
48. Please expand your disclosure in this section to clarify the timeline for the development of
         Bolt Threads    products since its inception. We note your disclosure
that Bolt Threads has
         more than 13 years of development and more than $300 million invested
in the platform   s
         research and product development. You also disclose that b-silk has been used in formulations sold to consumers since 2019 and your decision in early 2023 to shift the strategic focus away from Mylo to focus exclusively on the commercialization of b-silk instead. Please also balance your disclosure with equally prominent disclosure of the limitations of your platform and challenges you face, including your history of net losses and accumulated deficit.
Testing and Certification, page 137

49. We refer to your disclosure on page 137 that you have built "clinical proof of more than twenty active benefits." Please revise your disclosure of the various tests and certifications in this section to provide additional information regarding the specific trials. For example, for each trial, clarify who conducted the clinical trial; discuss the scope, size and design of the trial, including when the trial was held; specify the primary endpoint; the criteria used for the enrollment of participants; whether the trial was powered to show statistical significance, and if so, the p-value; whether any adverse events were observed, and if so, the number of participants who experienced them; and revise your characterizations for the blind comparison test on page 138 to discuss the data and the results. Please also disclose the significance of and differences between the Credo and Sephora performance standard comparison measurement methods.
Beyond b-silk, page 139

50. We note your disclosure that "[a]lthough b-silk and its derivatives are [y]our current commercial focus, it is not the only product in [y]our pipeline with commercialization potential." Please revise to clarify that b-silk is currently your only commercial product and provide further detail regarding what b-silk derivatives you currently produce and sell.
51. We note your disclosure that you have a portfolio of other materials including Mylo.
         Please revise to disclose the current stage of development and commercialization of these other materials, including Mylo. Please also expand your disclosure on page 139 relating to the "new b-silk derived products and production strains." Intellectual Property, page 140

52. We note your disclosure on page 140 regarding Bolt Thread's intellectual property. Please revise your discussion here to disclose all of your material issued or pending patents, owned or licensed. For each material patent or patent application, please also disclose:

                the specific product or technology each patent relates to; the type of patent protection;
                the expiration dates;
                and applicable material jurisdictions, including any foreign jurisdiction.
 Timothy Babich
FirstName LastNameTimothy
Golden Arrow Merger Corp. Babich
Comapany29,
February  NameGolden
            2024       Arrow Merger Corp.
February
Page 12 29, 2024 Page 12
FirstName LastName

         Refer to Item 101(h)(4)(vii) of Regulation S-K.
Competition, page 141

53. We note your disclosure on page 141 that certain of your key competitors are significantly larger and have greater financial resources. Please revise to identify your key competitors and disclose whether any of your competitors have also developed and/or commercialized alternatives to silicone elastomers in the beauty and personal care market that are also biodegradable.
Government Regulation, page 141

54. We note your disclosure that the labeling of cosmetic products is subject to the requirements of the FDCA, the Fair Packaging and Labeling Act, the Poison Prevention
         Packaging Act and other laws and regulations, including regulations of the FDA. We also note that certain ingredients, such as color additives, must be pre-approved for the specific intended use of the product and are subject to certain restrictions on their use. Please disclose whether b-silk is subject to pre-approval by the FDA and whether it is in compliance with applicable regulations.
Employees and Human Capital Resources, page 142

55. Please revise to discuss the location of Bolt Thread's headquarters or place of business, as well as the material terms of any leases. If applicable, please file each lease agreement as an exhibit or provide us with an analysis supporting a determiantion that you are not required to file them as exhibits. Refer to Item 601(10)(ii)(D) of Regulation S-K.
Bolt Threads Management's Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations, page 155

56. We note revenues significantly increased for the nine-months ended September 30, 2023, to $2 million compared to $0.2 million for the 2022 comparative period. Please provide a more detailed explanation as to what led to your primary customer base to significantly increase their purchases and whether this trend is expected to continue. In this regard, we note your disclosure on page 156 that you temporarily suspended your sales and marketing efforts during 2023 yet your revenues increased significantly.
57. Please expand your analysis of research and development expense for each period presented to disclose the costs incurred for each of your key research and development projects/ products. If you do not track your research and development costs by product/project, disclose this fact and explain why you do not maintain and evaluate research and development costs by product/project. Further, provide other quantitative or qualitative disclosure that provides more transparency about the activities driving these expenses. In this regard, we note that you already sell the b-silk product and that you
 Timothy Babich
Golden Arrow Merger Corp.
February 29, 2024
Page 13
       were beginning production for the Mylo product.
Report of Independent Registered Public Accounting Firm, page F-49

58. Please request Elliott Davis, PLLC to revise its report to comply with the requirement in paragraph .09.c. of AS 3101. In this regard, the report notes that the audits were conducted in accordance with the auditing standards of the PCAOB rather than the standards of the PCAOB.
6. Share-Based Lease Termination Liability, page F-98

59. You indicate on pages F-100 and 162 that your valuation specialist determined the fair value of your common stock and discount rate. To the extent you relied upon the third-
       party valuation specialist acting as an expert as defined under Section 11(a) of the
       Securities Act of 1933, please disclose the name of the specialist and include the expert's consent pursuant to Securities Act Rule 436(b) of Regulation C. If you conclude the valuation specialist is not considered an expert under the Securities Act, please revise your disclosures to clarify. Refer to Question 141.02 of our Compliance and Disclosure
       Interpretations on Securities Act Sections for additional guidance.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Tracey Houser at 202-551-3736 or Jeanne Baker at 202-551-3691 if you
have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Jane Park at 202-551-7439 with any other questions.



                                                             Sincerely,

FirstName LastNameTimothy Babich                             Division of
Corporation Finance
                                                             Office of
Industrial Applications and
Comapany NameGolden Arrow Merger Corp.
                                                             Services
February 29, 2024 Page 13
cc:       Jason Simon, Esq.
FirstName LastName